SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 4Q10 and 2010 results

São Paulo, March 29, 2011 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based in the number of customers, announces today its results for the fourth quarter 2010 (4Q10) and full year 2010. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the year 2009.

SBSP3: R$ 45.40/ share SBS: US$ 55.70 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 10.3 billion Closing price: 03/29/2011

1. Financial Highlights

								R$ million
	4Q09	4Q10	Chg. (R$)%		2009	2010	Chg. (R$)%
(+) Gross operating revenue	1,914.3	2,016.8	102.5	5.4	7,045.4	7,655.2	609.8	8.7
(+) Construction revenue	667.1	571.0	(96.1)	(14.4)	2,039.8	2,130.7	90.9	4.5
(-) COFINS and PASEP taxes	139.6	146.3	6.7	4.8	505.7	555.5	49.8	9.8
(=) Net operating revenue	2,441.8	2,441.5	(0.3)	(0.0)	8,579.5	9,230.4	650.9	7.6
(-) Costs and expenses	996.6	1,146.7	150.1	15.1	4,404.6	4,477.3	72.7	1.7
(-) Construction costs	657.2	557.2	(100.0)	(15.2)	2,009.7	2,081.1	71.4	3.6
(+) Equity Results	-	(1.4)	(1.4)	-	(0.1)	(1.7)	(1.6)	-
(=) Earnings before financial expenses (EBIT*)	788.0	736.2	(51.8)	(6.6)	2,165.1	2,670.3	505.2	23.3
(+) Depreciation and amortization	77.3	119.3	42.0	54.3	562.2	552.2	(10.0)	(1.8)
(=) EBITDA**	865.3	855.5	(9.8)	(1.1)	2,727.3	3,222.5	495.2	18.2
(%) EBITDA margin	35.4	35.0	-	-	31.8	34.9	-	-
Net income	510.3	574.9	64.6	12.7	1,507.7	1,630.4	122.7	8.1
Earnings per share (R$)	2.24	2.52	-	-	6.62	7.16	-	-
(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

The Company has prepared the Financial Statements according to the new accounting practices adopted in Brazil in compliance with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), effective from January 1, 2010, with retrospective effect from 2009, for comparison purposes. These Statements are also in accordance with the international financial reporting standards (IFRS), which are in consonance with the accounting practices adopted in Brazil.

In 2010, net operating revenue reached R$ 9.2 billion, a 7.6% growth compared to 2009. Costs and expenses in the amount of R$ 6.6 billion grew 2.2% versus 2009. EBITDA was R$ 2.7 billion in 2009 and R$ 3.2 billion in 2010, an increase of 18.2%. EBITDA margin in 2010 was 34.9% and 31.8% in 2009.

EBIT grew 23.3%, from R$ 2.2 billion in 2009 to R$ 2.7 billion in 2010.

Disconsidering the application of the new CPCs and IFRS and in accordance with the accounting practices in effect in 2009, net income in 2010 would have been R$ 1,468.6 million, 6.9% up on 2009, which would have totaled R$ 1,373.9 million. EBITDA would have come to R$ 3,115.2 million R$2,741.7 million in 2010 and 2009, respectively. The EBITDA margin would have stood at 42.9% in 2010 and 40.7% in 2009.

2. Reconciliation of net income

		R$ million
	Jan-Dec/09	Jan-Dec/10
Net income according to the accounting practices adopted in Brazil until December 31, 2009	1,373.9	1,468.6
EBITDA	2,741.7	3,115.2
(%) EBITDA Margin	40.7	42.9
Revenue recognition - margin according to ICPC01*	28.8	33.4
Post-employment benefits - Law 4,819/58	(44.6)	(19.7)
Pension plan liabilities - G1 Plan	-	77.4
Donations	(5.9)	(5.4)
Borrowing costs capitalization	195.6	105.4
Other GAAP differences	(1.5)	29.2
Deferred tax effects over differences mentioned above	(38.6)	(58.5)
Net income for the year according to CPC/IFRS	1,507.7	1,630.4
EBITDA	2,727.3	3,222.5
(%) EBITDA Margin	31.8	34.9
*ICPC – Interpretation of the Brazilian Accounting Pronouncements Committee

3. Gross operating revenue

Gross operating revenue, including construction revenue, reached R$ 9.8 billion, a 7.7% increase in comparison to 2009.

Gross operating revenue from water and sewage grew from R$ 7.0 billion in 2009 to R$ 7.7 billion in 2010, an increase of R$ 609.8 million or 8.7%. The main factors that led to this variation were the tariff adjustments as of September 2009 (4.43%) and as of September 2010 (4.05%), and the increase of 3.8% in water billed volume and of 4.5% in sewage billed volume. Considering the 5.04% inflation, measured by the average IPCA of 2010 in comparison to the average IPCA of 2009, operating revenue actually grew 3.5%.

4. Construction revenue

Construction revenue grew R$ 90.9 million, or 4.5% when comparing to the previous year, moving from R$ 2,039.8 million to R$ 2,130.7 million, mostly due to the adoption of a new index for the calculation of construction margin. In 2009, 1.5% was used, and in 2010 the ratio was 2.6%.

5. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 4Q09, 4Q10, 2009 and 2010.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	4Q09	4Q10%		4Q09	4Q10%		4Q09	4Q10%
Residential	358.0	370.0	3.4	289.7	301.2	4.0	647.7	671.2	3.6
Commercial	40.2	41.4	3.0	37.1	38.5	3.8	77.3	79.9	3.4
Industrial	9.1	9.5	4.4	9.3	9.9	6.5	18.4	19.4	5.4
Public	12.4	13.0	4.8	10.3	10.2	(1.0)	22.7	23.2	2.2
Total retail	419.7	433.9	3.4	346.4	359.8	3.9	766.1	793.7	3.6
Wholesale	72.9	74.0	1.5	8.7	6.5	(25.3)	81.6	80.5	(1.3)
Reused water	0.2	0.1	-	-	-	-	0.2	0.1	-
Total	492.8	508.0	3.1	355.1	366.3	3.2	847.9	874.3	3.1
	2009	2010	%	2009	2010	%	2009	2010	%
Residential	1,393.1	1,449.0	4.0	1,124.3	1,177.2	4.7	2,517.4	2,626.2	4.3
Commercial	155.5	162.3	4.4	143.8	150.8	4.9	299.3	313.1	4.6
Industrial	34.4	37.2	8.1	34.8	37.8	8.6	69.2	75.0	8.4
Public	47.0	50.2	6.8	38.6	40.1	3.9	85.6	90.3	5.5
Total retail	1,630.0	1,698.7	4.2	1,341.5	1,405.9	4.8	2,971.5	3,104.6	4.5
Wholesale	288.0	293.3	1.8	31.1	28.4	(8.7)	319.1	321.7	0.8
Reused water	0.8	0.3	-	-	-	-	0.8	0.3	-
Total	1,918.8	1,992.3	3.8	1,372.6	1,434.3	4.5	3,291.4	3,426.6	4.1

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
	4Q09	4Q10%		4Q09	4Q10%		4Q09	4Q10%
Metropolitan	278.7	284.5	2.1	234.9	241.2	2.7	513.6	525.7	2.4
Regional (2)	141.0	149.4	6.0	111.5	118.6	6.4	252.5	268.0	6.1
Total retail	419.7	433.9	3.4	346.4	359.8	3.9	766.1	793.7	3.6
Wholesale	72.9	74.0	1.5	8.7	6.5	(25.3)	81.6	80.5	(1.3)
Reused water	0.2	0.1	-	-	-	-	0.2	0.1	-
Total	492.8	508.0	3.1	355.1	366.3	3.2	847.9	874.3	3.1
	2009	2010	%	2009	2010	%	2009	2010	%
Metropolitan	1,083.9	1,119.2	3.3	911.1	947.2	4.0	1,995.0	2,066.4	3.6
Regional (2)	546.1	579.5	6.1	430.4	458.7	6.6	976.5	1,038.2	6.3
Total retail	1,630.0	1,698.7	4.2	1,341.5	1,405.9	4.8	2,971.5	3,104.6	4.5
Wholesale	288.0	293.3	1.8	31.1	28.4	(8.7)	319.1	321.7	0.8
Reused water	0.8	0.3	-	-	-	-	0.8	0.3	-
Total	1,918.8	1,992.3	3.8	1,372.6	1,434.3	4.5	3,291.4	3,426.6	4.1
(1) Unaudited
(2) Including coastal and countryside

6. Costs, administrative and selling expenses

In 2010, costs of products and services, administrative and selling expenses grew 2.2% (R$ 144.1 million). As a percentage of net revenue, costs and expenses declined from 74.8% in 2009 to 71.1% in 2010. Considering the inflation of 5.04% in the period, there was an actual decline of 2.8% in costs and selling and administrative expenses.

								R$ million
	4Q09	4Q10	Chg.	%	2009	2010	Chg.	%
Payroll and benefits	334.1	263.6	(70.5)	(21.1)	1,603.2	1,401.0	(202.2)	(12.6)
Supplies	44.8	43.7	(1.1)	(2.5)	156.0	146.7	(9.3)	(6.0)
Treatment supplies	31.5	37.8	6.3	20.0	136.7	136.5	(0.2)	(0.1)
Services	216.9	258.3	41.4	19.1	911.1	969.5	58.4	6.4
Electric power	125.3	139.1	13.8	11.0	485.5	531.3	45.8	9.4
General expenses	131.4	169.3	37.9	28.8	377.5	444.2	66.7	17.7
Tax expenses	11.6	12.8	1.2	10.3	55.0	63.4	8.4	15.3
Sub-total	895.6	924.6	29.0	3.2	3,725.0	3,692.6	(32.4)	(0.9)
Depreciation and amortization	77.3	119.3	42.0	54.3	562.2	552.2	(10.0)	(1.8)
Credit write-offs	23.7	102.8	79.1	333.8	117.4	232.5	115.1	98.0
Sub-total	996.6	1,146.7	150.1	15.1	4,404.6	4,477.3	72.7	1.7
Construction costs	657.2	557.2	(100.0)	(15.2)	2,009.7	2,081.1	71.4	3.6
Costs, administrative and selling expenses	1,653.8	1,703.9	50.1	3.0	6,414.3	6,558.4	144.1	2.2
% over net revenue	67.7	69.8	-	-	74.8	71.1	-	-

6.1. Payroll and benefits

In 2010 payroll and benefits decreased by R$ 202.2 million or 12.6%, from R$ 1,603.2 million to R$ 1,401.0 million, due to the following:

  Decline of R$140.4 million resulting from the 2009 provision for the payment of severance to employees who requested retirement in order to comply with the Term of Adjustment of Conduct - TAC;
  Adjustment of actuarial calculation relating to the migration of approximately four thousand employees from the Defined Benefits Plan to Sabesprev Mais in December 2010, amounting to R$ 104.9 million;
  Adjustment in the provision for Profit Sharing in the amount of R$ 18.3 million due to the reversal of the amounts provisioned in 2009; and
  Reduction of R$ 13.9 million in payroll and benefits as a result of the layoffs under the TAC + 2% of the staff, despite the 5.05% salary raise in May 2010.

This decrease was partly offset by the following factors:

  Complementary contribution of R$ 31.7 million to the actuarial liability relating to the complementary pension (G0 Plan) due to the change in the parameter with the reduction in the discount rate from 6.6% to 6.0%; and
  Company’s contribution of R$ 33.0 million relating to the deficit caused by employees that migrated to Sabesprev-Mais.

In 4Q10 payroll and benefits decreased by R$ 70.5 million or 21.1%

6.2. Supplies

In 2010, expenses with Supplies decreased by R$ 9.3 million or 6.0%, when compared to 2009, from R$ 156.0 million to R$ 146.7 million. The main factors for this variation were lower expenses with materials for the maintenance of the equipment, maintenance in the production and of the aqueduct systems, water and sewage treatment station, and the pumping stations in the São Paulo Metropolitan Region (SPMR) in the amount of R$ 10.0 million.

In 4Q10 expenses with supplies decreased by R$ 1.1 million or 2.5%

6.3. Treatment supplies

In 2010 this item did not change significantly when comparing to 2009. However, between 4Q09 and 4Q10, these expenses increased by R$ 6.3 million or 20.0%, from R$ 31.5 million to R$ 37.8 million, due to the following:

Increase of R$ 3.8 million, due to the higher consumption of activated carbon, which is extremely seasonal varying in accordance with climatic conditions, caused by the proliferation of algae in dams that serve the Alto Tieté production system; and

Increase of R$ 2.2 million in the consumption of a few products, such as: i) aluminum sulphate due to the price adjustment; and ii) hydrogen peroxide, due to a new contract specifically to serve the sewage system in São Vicente and Praia Grande.

6.4. Services

In 2010 this item increased R$ 58.4 million or 6.4%, from R$ 911.1 million to R$ 969.5 million. The main factors were:

Residential connection and sewage network maintenance in the amount of R$ 18.4 million, due to the:
ü

Increase in demand and the contractual amounts based on Global Sourcing in the municipalities of the Regional Systems, actions to optimize the sewage systems and the increase in maintenance works in the Baixada Santista region; and

ü

Intensification of actions to meet the demands of the Córrego Limpo Program with the increase in sewage connections, cleaning and maintenance of stretches of the stream with the Municipal Government of São Paulo and increase in the execution of the maintenance services in the SPMR.

Paving services and replacement of sidewalks in the amount of R$ 14.2 million, on account of the offsetting of accounts with the Municipal Government of Santana do Parnaiba, in the Metropolitan Region of São Paulo (SPMR), and with the municipal governments of the cities served by the Regional Systems;

Hiring of consultancy, advisory and specialized services for diverse purposes in the amount of R$ 10.4 million including: organizational restructuring, implementation of value added management, hiring of auditing services, real time forecast information, study of flora and fauna to obtain the environmental license for the Rio Taiaçupeba basin, Contact Center R - teleservice in the municipalities belonging to the Regional Systems, among others;

Hydrometer reading and bill delivery expenses in the amount of R$ 9.4 million as a result of the usage of new technologies that allow greater security and agility in the bill issue and reading system at the SPMR and several municipalities belonging to the Regional Systems, in addition to the higher number of connections and the intensification of loss control actions;

Provision of services by the Companhia de Engenharia de Transito (CET) relating to works on public roads and agreement with Municipal Government of São Paulo for the storm drain cleanup operation, amounting to R$ 6.0 million;

Postage and telegraphs in the amount of R$ 4.6 million related to the delivery of water bills at a few Business Units by post;
Combat frauds of R$ 4.5 million on account of intensified loss control actions through inclusion of the activity in the Global Sourcing; and
Expenses with risk contracts for the recovery of credits, in the amount of R$ 4.1 million, due to the intensification of collection operations, which led to a R$ 311.6 million increase in revenues in 2010.

There was a decrease in the following services:

Agreement with the municipality of São Paulo:
ü	Decrease of R$ 13.8 million due to a non-recurring decrease in the implementation of the Program for the Rational Use of Water (PURA) in municipal schools; and
ü	Increase of R$ 4.9 million in the provision made in 2010 relating to the actions established in the agreement.

  Decrease of R$ 7.9 million in the purchase of treated water due to the termination of the contract with Águas de Cajamar S/A in March 2010,and remuneration paid for the water supplied by Geoplan S/A to São Bernardo do Campo, appropriated in 2009; and
  Decrease of R$ 5.0 million in the expense in 2010, as expected for the second year of the Public Private Partnership Alto Tietê.

In 4Q10 services increased R$ 41.4 million, or 19.1%, mainly due to revision of provisions related to the agreement between Sabesp and the São Paulo Municipal Government in 4Q09.

6.5. Electric power

In 2010 this item increased R$ 45.8 million or 9.4%, from R$ 485.5 million to R$ 531.3 million.

This result is associated with the tariff increase in the free and captive markets and the modest 1.9% increase in consumption, below average growth in the country and consumption class (utilities), especially considering the startup of new production units.

6.6. General expenses

In 2010 general expenses increased R$ 66.7 million or 17.7%, from R$ 377.5 million to R$ 444.2 million, mainly due to the R$ 161.1 million provision envisaged in the agreement with the Municipal Government of São Paulo, which is equivalent to 7.5% of the municipality’s gross revenue after deducting the Cofins and Pasep, calculated from the date of signing of the agreement, that is June 23, 2010.

This increase was partially offset by the lower need for provision for legal contingencies in relation to 2009, amounting to R$ 102.5 million.

In 4Q10 general expenses increased R$ 37.9 million, mainly due to the factors described above with the São Paulo Municipal Government in the amount of R$ 80.6 million, partially offset by the decrease in provision for legal contingencies in comparison to the 4Q09, in the amount of R$ 49.6 million.

6.7. Depreciation and amortization

This item decreased R$ 10.0 million or 1.8%, from R$ 562.2 million to R$ 552.2 million.

6.8. Credit write-offs

Credit write-offs increased by R$ 115.1 million, from R$ 117.4 million to R$ 232.5 million, mainly due to the need for complementing the provision on the billing of private clients and municipal public entities.

6.9. Tax expenses

In 2010 this expense grew R$ 8.4 million or 15.3%, due to the payment of the Municipal Real Estate Tax – IPTU, especially in the municipality of São Paulo in the amount of R$ 9.4 million.

7. Other operating revenues and expenses

Other operating expenses (net of revenues) decreased by R$ 44.7 million or 100.2%, mainly due to the following factors: (i) the adjustment of provision related to the actuarial commitment with the beneficiaries according the Law nº 4819/58 in the amount of R$ 30.9 million in 2009, whereas in 2010, this amount was reclassified to the payroll and related taxes account; and (ii) decline of R$ 4.1 million arising from the write-off of works in progress in 2009.

8. Financial expenses and revenues

				R$ million
	2009	2010	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	390.8	481.8	91.0	23.3
Interest and charges on international loans and financing	61.8	50.8	(11.0)	(17.8)
Interest rate over lawsuit	314.5	155.8	(158.7)	(50.5)
Other financial expenses	(25.8)	(34.0)	(8.2)	31.8
Total financial expenses	741.3	654.4	(86.9)	(11.7)
Financial revenues	163.5	223.0	59.5	36.4
Financial expenses net of revenues	577.8	431.4	(146.4)	(25.3)

8.1. Financial expenses

In 2010 financial expenses dropped R$ 86.9 million, or 11.7%. The main factors that influenced this result were:

  Decrease in the interest over lawsuit in the amount of R$ 158.7 million, due to the lower interest variation of 6.1% according to the judicial debt update table; and
  Increase in interest by R$ 91.0 million, on domestic loans and financing due to some new funding in the period, such as: (i) the 10th issue of debentures in November 2009, (ii) the 11th issue of debentures in March 2010, (iii) the 12th issue of debentures in June 2010, (iv) the 5th issue of promissory notes in August 2010, and (v) the payments for financing agreements already signed.

8.2. Financial revenues

Financial revenues increased by R$ 59.5 million, mainly due to the higher volume of financial investment.

9. Monetary variation on assets and liabilities

				R$ million
	4Q09	4Q10	Var.	%
Monetary variation on loans and financing	1.4	87.3	85.9	6,135.7
Currency exchange variation over loans and financing	(536.8)	(66.2)	470.6	(87.7)
Other monetary/exchange rate variations	23.5	47.2	23.7	100.9
Variation on liabilities	(511.9)	68.3	580.2	(113.3)
Variation on assets	55.6	120.9	65.3	117.4
Net Variation	(567.5)	(52.6)	514.9	(90.7)

9.1. Monetary Variation on Liabilities

The effect on the monetary variations on liabilities in 2010 was R$ 580.2 million higher, compared to 2009, due to:

  Exchange variation on foreign loans and financing generated a negative impact of R$ 470.6 million, due to the 4.3% depreciation of the U.S. Dollar in 2010 compared to the 25.5% depreciation in 2009;
  Monetary variations on domestic loans and financing increased by R$ 85.9 million, mainly due to the R$ 89.2 million increase due to the positive variation of the IGPM in 2010 of 11.3%, compared to a negative impact of 1.7% in 2009; and the R$ 3.3 million decrease due to the lower variation of the TR interest rate in 2010 of 0.69% compared to 0.71% in 2009; and
  Other monetary variations increased R$ 23.7 million related to lawsuit.

9.2. Monetary variations on assets

Monetary variations on assets increased R$ 65.3 million, mainly due to the following factors:

  Installment agreements updates, mainly with the municipalities of Taubaté and Ferraz de Vasconcelos;
  Monetary updates of deposits related to lawsuits; and
  Monetary update of the funds raised through the 11th debenture issue, caused by the change in the Unit Price between the issue date and settlement date.

10. Operating indicators

In 2010 the water loss ratio remained stable in 26%, due to interruption in the water network maintenance services provided by third parties and contractual transition problems. The new companies hired presented a poor performance in meeting the loss ratio goal of 25%. Important to note that the works resumed their normal courses to align losses with our planned trajectory.

Operating indicators*	4Q09	4Q10%
Water connections (1)	7,118	7,295	2.5
Sewage connections (1)	5,520	5,718	3.6
Population directly served - water (2)	23,4	23,6	1.1
Population directly served - sewage (2)	19,600	20,024	2.2
Number of employees	15,103	15,330	1.5
Water volume produced (3)	2,845	2,952	3.8
Water losses (%)	26	26	-
(1) In thousand units
(2) In millions inhabitants. Not including wholesale
(3) In millions of cubic meters
* Unaudited

11. Loans and financing

In 2010, Sabesp contracted new debt in the amount of R$ 3.4 billion and amortized a total of R$ 1.8 billion. Net debt closed 2010 at R$ 6.2 billion, a 7.4% upturn on 2009. At the end of 2010, debt backed by foreign currency corresponded to 27% of the total, the same level as in 2009, 54% of which from multilateral agencies. Even considering the new funds the Company has been raising to comply with the investment program and the need to refinance debt, in 2010, net debt/EBITDA closed the year at 1.9x, versus 2.1x in 2009.

In December, Sabesp issued Eurobonds in the amount of US$350 million, maturing in 2020, with a 6.25% rate per year and interest paid on a half-yearly basis. These funds will be used to settle financial obligations of the company in 2011.

In February 2011, the company signed an agreement with the Japan International Cooperation Agency – JICA for an additional financing of the Onda Limpa Program, in the amount of approximately US$ 190.0 million. The funds will be used in construction works and provision of services in the Baixada Santista Metropolitan Region. The financing matures in 18 years, with interest rate ranging between 1.8% and 2.5% per year.

Sabesp is still negotiating financing facilities with JICA for the Program for the Reduction of Water Loss. The program includes an estimated US$ 572.0 million for investments, of which US$366.0 million from financing and US$ 206.0 million as counterpart. Given the current phase of the negotiation, it is not possible to estimate when the financing will be contracted.

								R$ million
INSTITUTION	2011	2012	2013	2014	2015	2016	2017 and onwards	Total
Local market
Banco do Brasil	316.5	344.5	375.0	98.8	-	-	-	1,134.8
Caixa Econômica Federal	91.0	102.2	103.6	65.0	42.9	41.4	428.4	874.5
Debentures	498.4	233.9	545.8	312.0	312.0	-	-	1,902.1
Debentures BNDES	-	2.0	34.9	34.9	34.9	34.9	137.8	279.4
Debentures FI FGTS	-	-	-	22.7	45.5	45.5	386.1	499.8
Promissory Notes	-	599.8	-	-	-	-	-	599.8
FIDC - SABESP I	13.9	-	-	-	-	-	-	13.9
BNDES	45.1	70.8	43.3	39.2	39.2	39.2	230.7	507.5
Others	2.8	0.5	0.5	0.5	0.5	0.6	1.2	6.6
Interest and charges	142.0	-	-	-	-	-	-	142.0
Local market total	1,109.7	1,353.7	1,103.1	573.1	475.0	161.6	1,184.2	5,960.4
International market
IDB	63.2	63.2	63.2	63.2	63.2	63.2	195.5	574.7
Eurobonds	-	-	-	-	-	232.6	576.1	808.7
JBIC	11.8	23.6	23.6	23.6	23.6	23.6	307.1	436.9
IDB 1983AB	39.9	39.6	39.6	39.6	39.6	39.5	175.7	413.5
Interest and charges	15.1	-	-	-	-	-	-	15.1
International market total	130.0	126.4	126.4	126.4	126.4	358.9	1,254.4	2,248.9
Total	1,239.7	1,480.1	1,229.5	699.5	601.4	520.5	2,438.6	8,209.3

12. Upcoming Events

Conference Call in Portuguese	Conference Call in English
March 30, 2011	March 30, 2011
2:00 pm (Brasília) / 1:00 pm (US EST)	4:00 pm (Brasília) / 3:00 pm (US EST)
Dial in access: (55 11) 3127-4971	Dial in access: 1(412) 317-6776
Conference ID: Sabesp	Conference ID: Sabesp

Replay available until 04/06/2011	Replay available until 04/07/2011
Dial in access: (55 11) 3127-4999	Dial in access: 1(412) 317-0088
Replay ID: 97484595	Replay ID: 448638#

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2010	2009	2010	2009
Gross Revenue from Sales and Services	9,785,901	9,085,190	9,786,575	9,085,190
Water Supply - Retail	3,985,025	3,690,722	3,985,433	3,690,722
Water Supply - Wholesale	184,779	142,138	184,779	142,138
Sewage Collection and Treatment	3,331,979	3,069,871	3,332,236	3,069,871
Sewage Collection and Treatment - Wholesale	21,810	21,851	21,810	21,851
Construction Revenue - Water	1,052,836	772,118	1,052,840	772,118
Construction Revenue - Sewage	1,077,839	1,267,691	1,077,844	1,267,691
Other Services	131,633	120,799	131,633	120,799

Taxes on Sales and Services - COFINS and PASEP	(555,531)	(505,671)	(555,548)	(505,671)

Net Revenue from Sales and Services	9,230,370	8,579,519	9,231,027	8,579,519

Costs of Sales and Services	(5,194,154)	(5,087,254)	(5,194,548)	(5,087,254)

Gross Profit	4,036,216	3,492,265	4,036,479	3,492,265

Operating Expenses
Selling	(712,941)	(610,422)	(712,946)	(610,422)
Administrative	(651,271)	(716,594)	(653,200)	(717,100)
Other operating revenue (expenses), net	1,809	(44,425)	1,830	(44,425)

Operating Income Before Shareholdings	2,673,813	2,120,824	2,672,163	2,120,318
Equity Result	(1,694)	(218)	-	-

Earnings Before Financial Results, net	2,672,119	2,120,606	2,672,163	2,120,318
Financial, net	(445,025)	(538,703)	(445,553)	(538,415)
Exchange gain (loss), net	66,151	528,449	66,146	528,449

Earnings before Income Tax and Social Contribution	2,293,245	2,110,352	2,292,756	2,110,352

Income Tax and Social Contribution

Current	(697,077)	(748,708)	(697,115)	(748,708)
Deferred	34,279	146,103	34,806	146,103

Net Income (loss) for the period	1,630,447	1,507,747	1,630,447	1,507,747
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	7.16	6.62	7.16	6.62
Depreciation and Amortization	(552,175)	(562,234)	(552,183)	(562,237)
EBITDA	3,222,485	2,727,265	3,222,516	2,726,980
% over net revenue	34.9%	31.8%	34.9%	31.8%

Balance Sheet

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Current
Cash and Cash Equivalents	1,988,004	769,433	1,989,179	771,008
Accounts Receivable from Clients	971,047	1,179,730	971,318	1,179,730
Related Party Balance	137,772	135,987	137,772	135,987
Inventory	36,090	39,877	36,096	39,877
Restricted cash	302,570	112,750	302,570	112,750
Recoverable Taxes	108,675	3,017	108,675	3,017
Other Receivables	30,716	28,663	44,511	28,754
Total Current Assets	3,574,874	2,269,457	3,590,121	2,271,123

Non-Current
Long Term Assets:
Accounts Receivable from Clients	352,839	266,543	352,839	266,543
Related Party Balance	231,076	260,365	231,076	260,365
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	43,543	46,365	43,543	46,365
Deferred income tax and social contribution	77,913	43,636	78,440	43,636
National Water Agencie - ANA	62,540	60,839	62,540	60,839
Other Receivables	47,884	39,473	49,370	40,193
	962,008	863,434	964,021	864,154

Investments	8,262	4,334	-	-
Intangible Assets	18,541,522	16,915,262	18,546,836	16,917,417
Permanent Assets	206,384	190,430	249,606	190,430
	18,756,168	17,110,026	18,796,442	17,107,847
Total Non-Current Assets	19,718,176	17,973,460	19,760,463	17,972,001
Total Assets	23,293,050	20,242,917	23,350,584	20,243,124

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Current
Contractors and Suppliers	142,634	195,606	144,043	195,765
Current portion of
long term loans	1,239,716	1,009,947	1,242,143	1,009,947
Salaries and Payroll Charges	246,325	239,109	246,467	239,152
Income tax and social contribution payable	-	88,632	-	88,637
Other taxes and contributions payable	157,768	130,230	158,050	130,230
Interest on Own Capital Payable	354,254	365,442	354,254	365,442
Provisions	766,603	643,863	766,603	643,863
Other accounts payable	378,256	239,494	378,256	239,494
Other payables	216,230	168,600	216,298	168,600
Total Current Liabilities	3,501,786	3,080,923	3,506,114	3,081,130

Non-Current
Loans and Financing	6,969,576	5,548,023	7,022,472	5,548,023
Other taxes and contributions payable	53,045	85,029	53,045	85,029
Deferred income tax and social contribution	-	-	-	-
Deferred Cofins/Pasep taxes	112,962	120,417	112,962	120,417
Provisions	693,227	824,957	693,227	824,957
Pension Plan Obligations	1,804,038	1,831,753	1,804,038	1,831,753
Other Payables	476,616	313,231	476,926	313,231
Total Non Current Liabilities	10,109,464	8,723,410	10,162,670	8,723,410

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	3,353,857	2,110,641	3,353,857	2,110,641
Total Shareholders' Equity	9,681,800	8,438,584	9,681,800	8,438,584

Total Liabilities and Shareholders' Equity	23,293,050	20,242,917	23,350,584	20,243,124

Cash Flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Dec/10	Jan-Dec/09	Jan-Dec/10	Jan-Dec/09
Cash flow from operating activities
Earnings before income tax and social contribution	2,293,246	2,110,352	2,292,756	2,110,352
Depreciation and Amortization	552,176	562,233	552,184	562,236
Losses from the sale of fixed and intangible assets	16,385	23,372	16,385	23,372
Provisions for bad debt	402,694	308,188	402,694	308,188
Provisions	352,614	596,543	352,614	596,543
Interest calculated over loans and financing payable	449,682	395,897	450,297	395,897
Monetary and exchange variation over loans and financing	21,139	(535,409)	21,139	(535,409)
Variation on liabilities and interest	4,112	-	4,112	-
Variation on assets and interest	(59,916)	(14,252)	(59,916)	(14,252)
Fair value margin on intangible assets from
concession agreements	(49,603)	(30,145)	(49,603)	(30,145)
Equity Result	1,694	218	-	-
São Paulo municipal goverment transfers	80,368	-	80,368	-
Provision for Sabesprev Mais	32,587	-	32,587	-
Other write-offs	19,331	8,197	19,331	8,197
Adjusted net income (generated by operating activities)	4,116,509	3,425,194	4,114,948	3,424,979

Variation on Assets and Liabilities	(667,069)	(153,257)	(679,847)	(153,166)
(Increase) decrease in assets:
Accounts receivable from clients	(245,412)	(285,853)	(245,683)	(285,854)
Balances and transactions with related parties	36,708	91,547	36,708	91,547
Inventories	3,490	6,758	3,484	6,758
Recoverable Taxes	(157,916)	(24,491)	(157,916)	(24,491)
Indemnities receivable	-	2,581	-	2,581
Judicial deposits	(14,864)	(34,009)	(14,864)	(34,009)
Other accounts receivable	(16,038)	3,535	(30,508)	3,444
Increase (decrease) in liabilities:
Contractors and suppliers	(67,337)	(15,404)	(66,087)	(15,249)
Other suppliers	138,762	48,533	138,762	48,533
Salaries and payroll charges	(17,624)	43,050	(17,525)	43,077
Other taxes and contributions payable	(8,558)	(19,506)	(8,316)	(19,505)
Taxes on revenues	(7,455)	(8,792)	(7,455)	(8,792)
Provisions	(330,256)	(240,032)	(330,256)	(240,032)
Pension Plan Obligations	(15,881)	88,549	(15,881)	88,549
Other accounts payable	35,312	190,277	35,690	190,277

Others	(1,352,052)	(1,199,361)	(1,352,052)	(1,199,361)
Interest paid	(618,600)	(555,573)	(618,600)	(555,573)
Income tax and contribution paid	(733,452)	(643,788)	(733,452)	(643,788)

Net cash generated from operating activities	2,097,388	2,072,576	2,083,049	2,072,452

Cash flow from investing activities:
Restricted cash	(189,820)	(10,748)	(189,820)	(10,748)
Increase in investment	(5,620)	-	-	-
Acquisition of property, plant and equipment	(44,161)	(7,373)	(87,383)	(9,347)
Acquisition of intangible assets	(1,810,999)	(1,973,096)	(1,814,166)	(1,973,096)
Income from the sale of fixed assets	-	29,161	-	29,161
Net cash used in investing activities	(2,050,600)	(1,962,056)	(2,091,369)	(1,964,030)

Cash flow from financing activities
Funding	3,370,709	2,237,056	3,425,417	2,237,056
Amortizations	(1,800,507)	(1,896,480)	(1,800,507)	(1,896,480)
Payment of interest on own capital	(398,419)	(303,722)	(398,419)	(303,722)
Net cash generated (invested) at financing activities	1,171,783	36,854	1,226,491	36,854

Increase (decrease) in cash and equivalents	1,218,571	147,374	1,218,171	145,276
Cash and cash equivalents at the beginning of the period	769,433	622,059	771,008	625,732
Cash and cash equivalents at the end of the period	1,988,004	769,433	1,989,179	771,008
Changes in Cash and Cash Equivalents	1,218,571	147,374	1,218,171	145,276

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 30, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.